Management's Discussion and Analysis

Years ended December 31, 2022 and 2021

1

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our belief that energy transition is an increasingly important investment theme for Sprott, (ii) aspiration to be the global leader in precious metals and energy transition investments, (iii) our view of the macro-economic effects related to inflation and liquidity in the market; (iii) our conviction that we are well positioned for the next decade with investment strategies designed to help our clients navigate the paradigm shifts already underway; (iv) our strong pipeline of innovative new investment solutions; (v) being able to control what we can by carefully managing expenses and our balance sheet while continuing to grow; (vi) our expectation of a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds, which we believe should lead to a greater proportion of our consolidated earnings arising from core AUM in fee-based businesses and a reduction in earnings contribution from non-Core AUM and transaction-based businesses; (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives; and (viii) the closing, including timing thereof, of the transaction in respect of our Canadian broker-dealer operations .

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; (v) that the conditions to closing of the transaction in respect of our Canadian broker-dealer operations will be satisfied or waived on a timely basis, or at all; and (vi) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) risks relating to the Company’s brokerage business; ; (xxviii) failure to satisfy the conditions to closing of the transaction in respect of our Canadian broker-dealer operations on a timely basis or at all; (xxix) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023 ; and (xxx) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated February 23, 2023, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2022, compared with December 31, 2021, and the consolidated results of operations for the three and twelve months ended December 31, 2022, compared with the three and twelve months ended December 31, 2021. The board of directors approved this MD&A on February 23, 2023. All note references in this MD&A are to the notes to the Company's December 31, 2022 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2021.

2

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 11 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. We divide our total AUM into two distinct categories: Core and Non-core. Core AUM arises from our IFRS reportable segments involved in asset management (Exchange Listed Products Segment, Managed Equities Segment and the Private Strategies Segment). Non-core AUM arises from IFRS non-reportable segments and comprises our immaterial legacy Asia-based asset management business. As at December 31, 2022 this business accounted for 3.2% of total AUM and 1% of consolidated Adjusted Base EBITDA.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

3

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		12 months ended

(in thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021

Net income for the period	7,331	10,171	17,632	33,185
Adjustments:
Interest expense	1,076	239	2,923	1,161
Provision for income taxes	2,372	3,354	7,447	12,005
Depreciation and amortization	710	1,136	3,355	4,552
EBITDA	11,489	14,900	31,357	50,903

Other adjustments:
(Gain) loss on investments (1)	930	43	10,242	1,883
Amortization of stock based compensation	3,635	450	14,546	1,698
Other expenses (2)	2,560	3,304	15,929	13,217
Adjusted EBITDA	18,614	18,697	72,074	67,701

Other adjustments:
Carried interest and performance fees	(1,219)	(4,298)	(3,265)	(12,235)
Carried interest and performance fee payouts - internal	567	2,516	1,596	7,222
Carried interest and performance fee payouts - external	121	790	597	1,385
Adjusted base EBITDA	18,083	17,705	71,002	64,073
Operating margin (3)	59%	55%	57%	53%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $1.2 million severance, new hire accruals and other for the three months ended December 31, 2022 (three months ended December 31, 2021 - $0.2 million) and $5.2 million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.7 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.3 million for the three months ended December 31, 2022 (three months ended December 31, 2021 - ($0.2) million) and ($0.5) million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.1 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

4

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs"). In the first quarter of the year, the Company renamed the Lending segment to "Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.
Brokerage
•The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading). In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 14 of the annual financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

5

Financial highlights
Product and business line expansion
On April 22, we completed the previously announced agreement to acquire the management contract of North Shore Global Uranium Mining ETF (“URNM acquisition”). As consideration, the Company paid $10.5 million in cash and $4 million in common shares upon closing. Contingent consideration valued up to an additional $4.5 million in cash is payable on April 25, 2024 (subject to the achievement of certain financial performance conditions).

Outlook
Despite a challenging pricing environment for the vast majority of asset classes across the globe, we managed to finish the year strong. Consolidated annual AUM, earnings, and operating margins continued to grow for a third straight year. We continue to place strategic emphasis on core AUM, specifically, precious metals and energy transition materials. We expect a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds. This should lead to a greater proportion of our consolidated earnings arising from core AUM in fee-based businesses and a reduction in earnings contribution from non-core AUM, and transaction-based businesses as noted below.

Subsequent event
Consistent with the successful transition of our U.S. broker-dealer from a transaction-based business into a fee-based discretionary account management business, subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023.

The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margins as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product and service offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. In 2022, the Canadian broker-dealer contributed less than 5% and 4% to our consolidated net income and adjusted base EBITDA, respectively, and yielded operating margins of less than 39% compared to our consolidated total operating margins of 57%.The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.

6

Environmental, social, governance highlights
Sprott is committed to implementing ESG and sustainability considerations into both its investment management activities as well as corporate operations. Our 2022 ESG accomplishments are noted below. Please see “Environmental, social, and governance policy” in the 2022 Annual Information Form for additional details regarding our commitment to ESG.
Environmental

•We completed an assessment of greenhouse gas emissions (GHG) associated with our offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after we sourced carbon offsets in the equivalent amount of our 2021 Scope 1 and Scope 2 GHGs.
•We further grew the Sprott Physical Uranium Trust and launched the Sprott Uranium Miners ETF, providing access for more investors globally to investment vehicles focused on a form of energy generation that is one of the cleanest energy generation sources based on CO2 emissions(1), and a contributor to global de-carbonization goals.
•Subsequent to year end, we continued to expand our focus on energy transition materials with the launch of four ETFs focused on providing investors exposure to materials essential to the generation, transmission and storage of cleaner energy.
Social

•During the year, Sprott engaged a leading, independent Diversity, Equity and Inclusion (“DEI”) specialist to further refine and enhance our overall approach to DEI. In this context, we have updated our long-term performance metrics to now include increased diversity in leadership. On an annual basis, Sprott will target for advancement at least one or more deserving female and BIPOC individuals to the position of managing partner or senior managing partner to the extent leadership opportunities arise.
•We continue to provide mandatory company-wide training sessions on DEI, covering important topics such as unconscious bias, emotional intelligence, cultural competence, and inclusive performance management.
•In response to the Truth and Reconciliation Commission Calls to Action, we continued to provide access to training and developed further resources to increase awareness and understanding about truth and reconciliation amongst our employees, and awarded a scholarship to the 2022 winner of the Women in Mining Canada Indigenous Student Trailblazer Award.
•Sprott was proud to establish the Sprott Inc. TIER Fund at the University Health Network Foundation (“UHN Foundation”) in 2022. As a longstanding supporter of the UHN Foundation, one of the largest health care and medical research organizations in North America, we are proud that our fund will support BIPOC leadership and predominately female staff and researchers at The Institute of Education Research (TIER) and will focus on health and wellness through education.
•Continued our support of organizations focused on the areas of health and wellness in our communities, DEI, and sustainability in the mining sector.
•Awarded the first Sprott ESG Scholarship through the Young Mining Professionals Scholarship Fund.
•Recognizing the importance of mental health to our employees, we continued to support health and wellness through various resources available to our employees.
Governance

Investment management
•Launched the Sprott ESG Gold ETF (“SESG”), the world’s first ETF to exclusively source and refine gold from recognized ESG mining leaders that meets certain environmental, social and governance standards and criteria established by Sprott Asset Management.(2) Together with our partner, Agnico Eagle Mines, the investment fund provides investors with trust, transparency, and traceability on the source of gold bullion.
•We completed our first assessment under the Principles for Responsible Investment, which identified existing performance and opportunities to further advance the incorporation of ESG factors into our investment ownership decisions.
Corporate operations

•We continue to add depth to our annual board of directors and executive committee training program with additional CPD-accredited mandatory training modules, covering such topics as DEI, cyber security, and the role of effective committee chairs.
•Completed our first National Institute of Standards & Technology ("NIST") audit and was classified as Tier 3, indicating that our cyber security framework has best practices in place.
•Subsequent to year-end, we aligned our financing strategy to ESG performance by transitioning our debt financing to a sustainability linked credit facility (“Amended Credit Facility”). The Amended Credit Facility incorporates incentive pricing related to achievements in progressing Responsible Investing principles and DEI targets as described above. The sustainability linked covenants form a key part of the performance-based reviews and scorecards of the company's senior managing partners.
•Our compensation practices continue to incorporate a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay (AIP) and long-term stock incentives (LTIP). Performance evaluation when determining compensation levels for senior managing partners is achieved via scorecards that not only incorporate quantitative measures such as net revenues, EBITDA and operating margins, but also key qualitative measures surrounding ESG, employee engagement, risk management etc.
•Subsequent to year-end, we entered into a long-term lease agreement with a LEED platinum certified and WELL Health-Safety accredited property, further demonstrating our commitment to the environment and the workplace health, safety and overall wellbeing of our employees.

(1) Based on Greenhouse gas emissions factors from the Intergovernmental Panel on Climate Change AR5 (2014) and Pehl et al. (2017) in Nature.
(2) Based on Morningstar's universe of listed commodity funds. Data as at 12/31/2022.

7

Results of operations
Summary financial information

(In thousands $)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Summary income statements
Management fees	28,405	29,158	30,620	27,172	27,783	28,612	25,062	22,452
Trailer, sub-advisor and fund expenses	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)	(552)	(599)
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fees	1,219	—	—	2,046	4,298	—	—	7,937
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Carried interest and performance fee payouts - external (1)	(121)	—	—	(476)	(790)	—	—	(595)
Net fees	26,618	26,759	28,090	25,476	26,536	26,083	23,186	23,725

Commissions	5,027	6,101	6,458	13,077	14,153	11,273	7,377	12,463
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Commission expense - external (1)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)
Net commissions	2,863	3,240	3,446	6,633	7,009	5,802	4,292	6,921

Finance income	1,439	933	1,186	1,433	788	567	932	1,248
Gain (loss) on investments	(930)	45	(7,884)	(1,473)	(43)	310	2,502	(4,652)
Other income	999	(227)	170	208	313	529	438	303
Total net revenues (2)	30,989	30,750	25,008	32,277	34,603	33,291	31,350	27,545

Compensation	17,030	18,934	19,364	21,789	20,632	18,001	15,452	22,636
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Severance, new hire accruals and other	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)	(293)	(44)
Net compensation	12,530	14,079	13,945	15,728	12,434	12,813	10,799	11,833

Severance, new hire accruals and other (3)	1,240	1,349	2,113	514	187	207	293	44
Selling, general and administrative	4,080	4,239	4,221	3,438	4,172	3,682	3,492	3,351
Interest expense	1,076	884	483	480	239	312	260	350
Depreciation and amortization	710	710	959	976	1,136	1,134	1,165	1,117
Other expenses	1,650	5,697	868	1,976	2,910	3,875	876	4,918
Total expenses	21,286	26,958	22,589	23,112	21,078	22,023	16,885	21,613

Net income (4)	7,331	3,071	757	6,473	10,171	8,718	11,075	3,221
Net Income per share (5)	0.29	0.12	0.03	0.26	0.41	0.35	0.44	0.13
Adjusted base EBITDA	18,083	16,837	17,909	18,173	17,705	16,713	15,050	14,605
Adjusted base EBITDA per share	0.72	0.67	0.71	0.73	0.71	0.67	0.60	0.59
Operating margin	59%	55%	55%	57%	55%	52%	52%	51%

Summary balance sheet
Total assets (6)	383,748	375,386	376,128	380,843	365,873	375,819	361,121	356,986
Total liabilities (7)	106,477	103,972	89,264	83,584	74,654	84,231	64,081	67,015

Total AUM	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078
Average AUM	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) Total revenues for the year ended December 31, 2022 were $145,182 (December 31, 2021 - $164,645; December 31, 2020 - $121,776).
(3) The majority of the 2022 amount is compensation and other transition payments to the former CEO that is currently scheduled to be paid out in 2022, 2023 and 2024.
(4) Net income for the year ended December 31, 2022 was $17,632 (December 31, 2021 - $33,185; December 31, 2020 - $26,978).
(5) Basic and diluted net income per share for the year ended December 31, 2022 was $0.70 and $0.67, respectively (December 31, 2021 - $1.33 and $1.28, respectively; December 31, 2020 - $1.10 and $1.05, respectively).
(6) Total assets as at December 31, 2022 were $383,748 (December 31, 2021 - $365,873; December 31, 2020 - $377,348).
(7) Total liabilities as at December 31, 2022 were $106,477 (December 31, 2021 - $74,654; December 31, 2020 - $86,365).

8

AUM summary
AUM was $23.4 billion as at December 31, 2022, up $2.4 billion (11%) from September 30, 2022 and up $3 billion (15%) from December 31, 2021. Our AUM benefited on a three and twelve months ended basis from strong inflows to our physical trusts and private strategies funds. We also benefited from the onboarding of AUM on the closure of the URNM acquisition, adding $1 billion to our AUM in the second quarter. Additionally, we benefited from strong market value appreciation during the quarter that partially offset cumulative losses experienced earlier in the year.

3 months results

(In millions $)	AUM Sep. 30, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2022	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,235	2	509	—	5,746	0.35%
- Physical Silver Trust	3,135	133	823	—	4,091	0.45%
- Physical Gold and Silver Trust	3,523	(39)	514	—	3,998	0.40%
- Physical Uranium Trust	2,843	37	(4)	—	2,876	0.30%
- Physical Platinum & Palladium Trust	147	(5)	(4)	—	138	0.50%
- Exchange Traded Funds
- Uranium ETFs	884	1	(28)	—	857	0.67%
- Gold ETFs	286	13	50	—	349	0.34%
	16,053	142	1,860	—	18,055	0.39%

Managed equities
- Precious metals strategies	1,504	(14)	231	—	1,721	0.92%
- Other (4)(5)	903	8	121	—	1,032	1.20%
	2,407	(6)	352	—	2,753	1.02%

Private strategies	1,896	8	(12)	(12)	1,880	0.79%

Core AUM	20,356	144	2,200	(12)	22,688	0.50%

Non-core AUM (6)	688	—	57	—	745	0.51%

Total AUM (7)	21,044	144	2,257	(12)	23,433	0.50%

12 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	823	(85)	—	5,746	0.35%
- Physical Silver Trust	3,600	390	101	—	4,091	0.45%
- Physical Gold and Silver Trust	4,094	(99)	3	—	3,998	0.40%
- Physical Uranium Trust	1,769	931	176	—	2,876	0.30%
- Physical Platinum & Palladium Trust	132	12	(6)	—	138	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	37	(222)	1,042	857	0.67%
- Gold ETFs	356	52	(59)	—	349	0.34%
	14,959	2,146	(92)	1,042	18,055	0.39%

Managed equities
- Precious metals strategies	2,141	(69)	(351)	—	1,721	0.92%
- Other (4)(5)	1,141	57	(166)	—	1,032	1.20%
	3,282	(12)	(517)	—	2,753	1.02%

Private strategies	1,426	700	(25)	(221)	1,880	0.79%

Core AUM	19,667	2,834	(634)	821	22,688	0.50%

Non-core AUM (6)	776	—	(31)	—	745	0.51%

Total AUM (7)	20,443	2,834	(665)	821	23,433	0.50%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of this MD&A.
(6) Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounts for 3.2% of our AUM and 1% of consolidated net income and EBITDA.
(7) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

9

Key revenue lines
Management, carried interest and performance fees
Management fees were $28.4 million in the quarter, up $0.6 million (2%) from the quarter ended December 31, 2021 and $115.4 million on a full year basis, up $11.4 million (11%) from the year ended December 31, 2021. Carried interest and performance fees were $1.2 million in the quarter, down $3.1 million (72%) from the quarter ended December 31, 2021 and $3.3 million on a full year basis, down $9 million (73%) from the year ended December 31, 2021. Net fees were $26.6 million in the quarter, up $0.1 million from the quarter ended December 31, 2021 and $106.9 million on a full year basis, up $7.4 million (7%) from the year ended December 31, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium, gold and silver trusts) and higher average AUM from the URNM acquisition. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.
Commission revenues
Commission revenues were $5 million in the quarter, down $9.1 million (64%) from the quarter ended December 31, 2021 and $30.7 million on a full year basis, down $14.6 million (32%) from the year ended December 31, 2021. Net commissions were $2.9 million in the quarter, down $4.1 million (59%) from the quarter ended December 31, 2021 and $16.2 million on a full year basis, down $7.8 million (33%) from the year ended December 31, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment.
Finance income
Finance income was $1.4 million in the quarter, up $0.7 million (83%) from the quarter ended December 31, 2021 and $5 million on a full year basis, up $1.5 million (41%) from the year ended December 31, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $12.5 million in the quarter, up $0.1 million (1%) from the quarter ended December 31, 2021 and $56.3 million on a full year basis, up $8.4 million (18%) from the year ended December 31, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization as a result of grant date valuations required on the launch of our new 2022 LTIP program. This higher accounting valuation on our LTIP amortization was partially offset by lower annual incentive compensation ("AIP").
Selling, general & administrative ("SG&A")
SG&A was $4.1 million in the quarter, down $0.1 million (2%) from the quarter ended December 31, 2021 and $16 million on a full year basis, up $1.3 million (9%) from the year ended December 31, 2021. The increase on a full year basis was mainly due to higher marketing and technology costs.
Earnings
Net income was $7.3 million ($0.29 per share) in the quarter, down 28% or $2.8 million ($0.12 per share) from the quarter ended December 31, 2021 and $17.6 million on a full year basis ($0.70 per share), down 47%, or $15.6 million ($0.63 per share) from the year ended December 31, 2021. Net income was negatively impacted by a combination of weaker equity origination activity in our brokerage segment, unrealized losses on co-investments and legacy digital gold investments, FX losses and non-recurring severance costs.
Adjusted base EBITDA was $18.1 million ($0.72 per share) in the quarter, up 2%, or $0.4 million ($0.01 per share) from the quarter ended December 31, 2021 and $71 million ($2.83 per share) on a full year basis, up 11%, or $6.9 million ($0.25 per share) from the year ended December 31, 2021. Our results benefited from strong net inflows to our physical trusts (primarily our physical uranium, gold and silver trusts) and the URNM acquisition. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment and lower AUM in our managed equities segment.

10

Additional revenues and expenses
We experienced unrealized investment losses from market value depreciation of our co-investments, certain equity holdings and digital gold strategies.
Other income was higher in the quarter due to an increase in income attributable to non-controlling interest. Conversely, other income was lower on a full year basis due to a decrease in income attributable to non-controlling interest.
Amortization of intangibles was lower from the prior period due to the reclassification of a management contract from finite life to indefinite life in the first quarter. Depreciation of property and equipment was slightly lower from the prior period.
Other expenses were lower primarily due to last year's payment of contingent consideration related to the Tocqueville acquisition.
Balance sheet
Total assets were $383.7 million, up $17.9 million from December 31, 2021. The increase was primarily due to the addition of an indefinite life fund management contract related to the URNM acquisition, an increase in assets attributable to non-controlling interest and co-investments in our funds. Total liabilities were $106.5 million, up $31.8 million from December 31, 2021. The increase was primarily due to loan facility drawdowns used to fund certain co-investments and the URNM acquisition as well as an increase in liabilities related to non-controlling interests. Total shareholder's equity was $277.3 million, down $13.9 million from December 31, 2021 primarily due to FX translation losses during the year.

11

Reportable operating segments
Exchange listed products

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021

Summary income statement
Management fees	17,544	14,448	67,609	53,404
Trailer, sub-advisory and fund expenses	(826)	(344)	(2,840)	(588)
Net Fees	16,718	14,104	64,769	52,816

Commissions	359	5,072	9,119	9,577
Commission expense - internal	(26)	(638)	(682)	(1,177)
Commission expense - external	(187)	(2,567)	(4,588)	(4,924)
Net commissions	146	1,867	3,849	3,476

Gain (loss) on investments	634	—	3	—
Other income	52	—	88	2
Total net revenues	17,550	15,971	68,709	56,294

Net compensation	2,987	2,153	12,016	7,033
Severance, new hire accruals and other	164	—	591	—
Selling, general and administrative	947	879	3,004	2,877
Interest expense	527	93	1,315	414
Depreciation and amortization	27	251	104	1,007
Other expenses	(56)	21	2,081	2,621
Total expenses	4,596	3,397	19,111	13,952

Income (loss) before income taxes	12,954	12,574	49,598	42,342
Adjusted base EBITDA	13,800	12,953	56,948	46,449
Operating margin	81%	80%	83%	81%

Total AUM	18,055,140	14,959,109	18,055,140	14,959,109
Average AUM	17,085,679	14,771,210	16,724,098	13,513,765

3 and 12 months ended

Income before income taxes was $13 million in the quarter, up $0.4 million (3%) from the quarter ended December 31, 2021 and was $49.6 million on a full year basis, up $7.3 million (17%) from the year ended December 31, 2021. Adjusted base EBITDA was $13.8 million in the quarter, up $0.8 million (7%) from the quarter ended December 31, 2021 and was $56.9 million on a full year basis, up $10.5 million (23%) from the year ended December 31, 2021. Our three and twelve months ended results benefited from higher average AUM given strong inflows to our physical trusts (particularly our physical uranium, gold and silver trusts) and the URNM acquisition in the second quarter. These increases were partially offset by lower commissions earned on the purchase of uranium in the quarter.

12

Managed equities

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2022	Dec. 31, 2021 (1)	Dec. 31, 2022	Dec. 31, 2021 (1)

Summary income statement
Management fees	6,386	8,337	30,577	33,736
Trailer, sub-advisor and fund expenses	(355)	(425)	(1,658)	(1,562)
Direct payouts	(694)	(1,021)	(3,768)	(4,083)
Carried interest and performance fees	559	374	578	1,082
Carried interest and performance fee payouts - internal	(240)	(226)	(254)	(752)
Net fees	5,656	7,039	25,475	28,421

Gain (loss) on investments	2,851	2,240	(2,246)	(2,283)
Other income	328	700	801	1,485
Total net revenues	8,835	9,979	24,030	27,623

Net compensation	2,579	2,632	11,483	10,930
Severance, new hire accruals and other	74	2	288	32
Selling, general and administrative	1,447	1,292	5,377	4,706
Interest expense	507	98	1,467	514
Depreciation and amortization	80	88	311	349
Other expenses	(26)	311	1,028	5,023
Total expenses	4,661	4,423	19,954	21,554

Income (loss) before income taxes	4,174	5,556	4,076	6,069
Adjusted base EBITDA	1,845	3,747	9,932	14,215
Operating margin	33%	50%	39%	49%

Total AUM	2,752,700	3,281,568	2,752,700	3,281,568
Average AUM	2,634,818	3,295,243	2,940,192	3,323,797
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
3 and 12 months ended

Income before income taxes was $4.2 million in the quarter, down $1.4 million (25%) from the quarter ended December 31, 2021 and was $4.1 million on a full year basis, down $2 million (33%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was mainly due to lower management fees and higher SG&A. These decreases were partially offset by lower other expenses as the prior year included the payment of a contingent consideration related to the Tocqueville acquisition. Adjusted base EBITDA was $1.8 million in the quarter, down $1.9 million (51%) from the quarter ended December 31, 2021 and was $9.9 million on a full year basis, down $4.3 million (30%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was mainly due to lower management fees and higher SG&A.

13

Private strategies (1)

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021

Summary income statement
Management fees	3,599	3,428	13,442	13,245
Trailer, sub-advisor and fund expenses	(23)	(30)	(95)	(114)
Direct payouts	(420)	(346)	(1,123)	(1,264)
Carried interest and performance fees	660	3,924	2,687	11,153
Carried interest and performance fee payouts - internal	(327)	(2,290)	(1,342)	(6,470)
Carried interest and performance fee payouts - external	(121)	(790)	(597)	(1,385)
Net fees	3,368	3,896	12,972	15,165

Finance income	1,319	773	4,794	3,447
Gain (loss) on investments	(4,672)	(333)	(4,007)	(2,429)
Other income	9	92	68	313
Total net revenues	24	4,428	13,827	16,496

Net compensation	1,431	1,628	6,842	6,475
Severance, new hire accruals and other	103	—	416	461
Selling, general and administrative	264	276	1,064	1,024
Interest expense	—	—	—	7
Depreciation and amortization	—	—	—	1
Other expenses	131	992	921	801
Total expenses	1,929	2,896	9,243	8,769

Income (loss) before income taxes	(1,905)	1,532	4,584	7,727
Adjusted base EBITDA	2,796	2,222	9,207	8,921
Operating margin	62%	57%	54%	57%

Total AUM	1,879,840	1,425,581	1,879,840	1,425,581
Average AUM	1,882,378	1,397,881	1,636,178	1,104,350
(1) In the first quarter of the year, the Company renamed the Lending segment to"Private strategies"in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

3 and 12 months ended

Loss before income taxes was $1.9 million in the quarter, down $3.4 million from the quarter ended December 31, 2021. Income before income taxes was $4.6 million on a full year basis, down $3.1 million (41%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was primarily due to higher unrealized losses on co-investments and lower carried interest. These decreases were only partially offset by higher management fees and higher finance income on our co-investments. Adjusted base EBITDA was $2.8 million in the quarter, up $0.6 million (26%) from the quarter ended December 31, 2021 and was $9.2 million on a full year basis, up $0.3 million (3%) from the year ended December 31, 2021. The increase on a three and twelve months ended basis was primarily due to higher management fees and finance income as mentioned above.

14

Brokerage

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2022	Dec. 31, 2021 (1)	Dec. 31, 2022	Dec. 31, 2021 (1)

Summary income statement
Commissions	4,398	8,388	20,874	34,216
Commission expense - internal	(1,553)	(3,490)	(8,450)	(14,336)
Commission expense - external	(398)	(449)	(761)	(776)
Net commissions	2,447	4,449	11,663	19,104

Finance income	120	15	197	63
Gain (loss) on investments	73	175	(1,031)	204
Other income	186	21	432	73
Total net revenues	2,826	4,660	11,261	19,444

Net compensation	725	1,517	4,832	6,832
Severance, new hire accruals and other	118	174	436	216
Selling, general and administrative	657	862	2,956	2,785
Interest expense	—	4	3	25
Depreciation and amortization	13	147	308	569
Other expenses	1,196	157	1,309	706
Total expenses	2,709	2,861	9,844	11,133

Income (loss) before income taxes	117	1,799	1,417	8,311
Adjusted base EBITDA	1,396	2,150	4,602	9,768
Operating margin	53%	47%	36%	47%
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 and 12 months ended

Income before income taxes was $0.1 million in the quarter, down $1.7 million (93%) from the quarter ended December 31, 2021 and was $1.4 million on a full year basis, down $6.9 million (83%) from the year ended December 31, 2021. Adjusted base EBITDA was $1.4 million in the quarter, down $0.8 million (35%) from the quarter ended December 31, 2021 and was $4.6 million on a full year basis, down $5.2 million (53%) from the year ended December 31, 2021. Our three and twelve months ended results were impacted by weaker mining equity origination activity in both our Canadian and U.S. broker dealers. Our results were also impacted by unrealized losses on certain equity holdings on a full year basis.

15

Corporate
This segment is primarily a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021

Summary income statement
Gain (loss) on investments	118	(2,016)	(3,388)	2,609
Other income	47	42	100	89
Total revenues	165	(1,974)	(3,288)	2,698

Net compensation	4,255	3,950	18,547	14,454
Severance, new hire accruals and other	632	—	3,329	—
Selling, general and administrative	491	513	2,390	2,118
Interest expense	29	44	125	197
Depreciation and amortization	439	521	1,808	2,375
Other expenses	502	997	5,047	2,106
Total expenses	6,348	6,025	31,246	21,250

Income (loss) before income taxes	(6,183)	(7,999)	(34,534)	(18,552)
Adjusted base EBITDA	(2,119)	(4,317)	(10,518)	(16,071)

3 and 12 months ended

•Investment loss on a full year basis was due to market value depreciation of our legacy digital gold strategies.
•Net compensation was higher largely due to higher LTIP amortization as a result of grant date valuations required on the launch of our new 2022 LTIP program. This higher accounting valuation on our LTIP amortization was partially offset by lower AIP.
•Severance, new hire accruals and other primarily includes compensation and other transition payments to the former CEO that is currently scheduled to be paid out in 2022, 2023 and 2024.
•Other expenses increased primarily due to FX translation movements.

16

Dividends
The following dividends were declared by the Company during the last three years:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022 (1)			25,931
November 15, 2021 - Regular dividend Q3 2021	November 30, 2021	$0.25	6,429
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
Dividends declared in 2021			25,707
November 23, 2020 - Regular dividend Q3 2020	December 8, 2020	$0.25	6,378
August 17, 2020 - Regular dividend Q2 2020	September 1, 2020	$0.23	5,915
May 19, 2020 - Regular dividend Q1 2020	June 3, 2020	CAD$0.30	5,560
March 9, 2020 - Regular dividend Q4 2019	March 24, 2020	CAD$0.30	5,387
Dividends declared in 2020			23,240
(1) Subsequent to year end, on February 23, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2022. This dividend is payable on March 21, 2023 to shareholders of record at the close of business on March 6, 2023.

Capital stock
Including the 0.6 million unvested common shares currently held in the EPSP Trust (December 31, 2021 - 0.8 million), total capital stock issued and outstanding was 26 million (December 31, 2021 - 25.8 million). During the year, the Company issued 72,464 shares related to the URNM acquisition. This issuance was more than offset by the repurchase and cancellation of 81,538 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.29 for the quarter and $0.70 on a full year basis compared to $0.41 and $1.33 in the prior periods, respectively. Diluted earnings per share was $0.28 in the quarter and $0.67 on a full year basis compared to $0.39 and $1.28 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

17

Liquidity and capital resources
As at December 31, 2022, the Company had $54.4 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increased draws on our loan facility were necessary to fund the URNM acquisition as well as additional co-investments during the year.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at December 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps
•Base rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2022, the Company had $5.7 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million) and $0.4 million due after one year (December 31, 2021 - $Nil)
The following are the remaining contractual maturities of financial liabilities as at December 31, 2022 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lease obligation	4,515	2,062	1,665	788	—
Compensation payable	12,342	12,342	—	—	—
Operating accounts payable	8,641	8,641	—	—	—
Contingent consideration on URNM acquisition	4,352	—	4,352	—	—
Loan facility	54,437	—	54,437	—	—
	84,287	23,045	60,454	788	—

18

Critical accounting estimates, judgements and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, all of which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

19

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in the carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

20

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals and energy transition material related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2022. In addition, there were no material changes to ICFR during the quarter and the year.

Managing non-financial risks
Confidentiality of information
Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

21

Conflicts of interest
The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.
Independent review committee
National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.
Insurance
The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.
Internal controls and procedures
Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the New Self-Regulatory Organization of Canada, FINRA and the U.S. Securities and Exchange Commission ("SEC").
Enterprise risk management
The starting point to any enterprise risk management program (“ERM”) is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company’s risk appetite is the bedrock upon which an ERM framework is established.
Our risk appetite is primarily based on specific regulatory and legal environment considerations; general environmental, social and governance responsibilities; the need for sound capital adequacy and treasury management processes; the preservation of our positive reputation among current and future stakeholders; the natural expectation of our shareholders that we take appropriate and reasonable levels of risk in our various business segments to maximize shareholder returns; and our overall desire to be good corporate citizens as part of our organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

•Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•Our risk appetite is low around any actions or inactions that could materially jeopardize the Company’s reputation, core values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability.

22

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

•Rate each inherent risk (in the absence of internal controls), based on the degree of event probability and impact to the organization;

•Determine our risk tolerance for each inherent risk previously identified and rated;

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). NOTE: we stratify our internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action;

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

23